March 21, 2014

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: Katherine Wray

Re:      Spherix Incorporated
            Preliminary Proxy Statement on Schedule 14A
            Filed March 7, 2014
            File No. 000-05576

Ladies and Gentlemen:

The following responds to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) as set forth in its comment letter dated March 13, 2014 (the "Comment Letter") relating to Preliminary Proxy Statement on Schedule 14A filed March 7, 2014 (the “Schedule 14A”) by Spherix Incorporated (the “Company”).

The numbers set forth next to each of the responses in this letter correspond to the numbers referenced in the Staff’s comments, as set forth in the Comment Letter.

Background, page 6

1.
Please revise your proxy statement to explain more clearly the potential consequences to the company if your shareholders do not approve proposals 1 and 2 relating to the issuance of securities and the potential change in control in connection with your December 2013 acquisition of patents from Rockstar. In particular, please address the following:

•
You state here and on page 9 that if proposals 1 and 2 are not approved, “the Company will face serious consequences with respect to its interactions with Rockstar, and could fail to realize the benefit from the acquisitions, or any value from the Rockstar Patents.” Please specify the “serious consequences” to which you refer, and explain more clearly how the failure to approve proposals 1 and 2 could result in your failing to realize any value from the acquired patents. Tell us whether the failure to approve proposals 1 and 2 would trigger any consequences under your agreements with Rockstar, for example, whether the patent acquisition would be unwound if shareholder approval of these proposals is not obtained.

•
You further state that you “believe that the consequences of failure to approve Proposal 1 (and Proposal 2) or the failure of the Company in its business plans would have financial repercussions for Rockstar, and thereby jeopardize the Company’s viability as a going concern.” Please explain more clearly how the failure to obtain shareholder approval of these proposals could have financial repercussions for Rockstar, and how such repercussions for Rockstar could jeopardize your viability as a going concern.

Response:

The Company has revised its Schedule 14A to explain more clearly the potential consequences to the Company if our stockholders do not approve proposals 1 and 2 relating to the issuance of securities and the potential change in control in connection with our December 2013 acquisition of patents from Rockstar.

***

The Company hereby acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned with any questions.

Sincerely,

/s/Anthony Hayes
Anthony Hayes
Chief Executive Officer

cc:            Harvey Kesner, Esq.
Sichenzia Ross Friedman Ference LLP